[Artio Global Funds letterhead]

March 22, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jeff Long

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 200549

Re: Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)

Artio International Equity Fund II (“International Equity Fund II”)

Artio Total Return Bond Fund (“Total Return Bond Fund”),

Artio Global High Income Fund (“Global High Income Fund”); and

Artio Local Emerging Markets Debt Fund (“Local Emerging Markets Debt Fund”)

--- File nos. 33-47507, 811-6652

and

Artio Select Opportunities Fund Inc. (the “Select Opportunities Fund”)

--- File Nos. 333-111901, 811-6017

Dear Mr. Long:

This letter is in response to the comments provided via telephone on February 21, 2013. The comments provided by the SEC Staff and the responses of the Trust and the Select Opportunities Fund (each a “Registrant” and together the “Registrants”) are listed below:

October 31, 2012 Annual Report

1.	Comment: Please add the footnote language required by Item 27d-1 of Form N-1A to the expense example.

Response: The change will be made as requested in future shareholder reports.

2.

Comment: The Statement of Operations for the Select Opportunities Fund and the Local Emerging Markets Debt Fund include a footnote stating that the expenses reimbursed include a non-recoupable amount related to distribution and shareholder servicing fees on Class A shares. Please provide an explanation regarding the non-recoupable fee.

Response: The reimbursed non-recoupable expense referred to in the footnote represents 12b-1 accrual balances for which there were no eligible expenditures per the parameters of the Funds’ Distribution and Shareholder Services Plan.

Mr. Jeff Long

March 22, 2013

3.	Comment: With regard to the Statement of Operations for the Local Emerging Markets Debt Fund, please provide the details of the calculation for the expense ratio of the Fund.

Response: The Adviser has contractually agreed to reimburse certain expenses of the Fund so that net operating expenses are limited to 1.20% of average daily net assets of Class A shares and 0.93% of average daily net assets of Class I shares. The Fund has also entered into an expense offset arrangement as part of its custody agreement. Under this arrangement, the Fund further reduced expenses beyond its contractual limitation. The effect of these expense limitations on the Fund’s expense ratio are disclosed in the Financial Highlights.

4.

Comment: The Global High Income Fund and the Local Emerging Markets Debt Fund appear to have a return of capital. Please provide an explanation regarding the dividend or confirm that the return of capital was in compliance with Section 19(a) of Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Global High Income Fund and Local Emerging Markets Debt Fund pay monthly dividends to shareholders based upon the book income of each Fund. For the fiscal year ended October 31, 2012, each Fund was subject to tax adjustments that reduced the book income and resulted in a reclassification of previous dividends as a return of capital. Under Rule 19(a) of the 1940 Act, the Fund was not required to provide a written statement at the time of the distribution as it did not include a return of capital. Once the source of the dividend was determined to be a return of capital, each Fund disclosed the reclassification of the dividend in the report to shareholders for the period ended October 31, 2012 and on the 1099-DIVs that were provided to shareholders.

******************************************************************************

You requested that the Registrants make certain representations concerning the annual report to shareholders and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Tracie A. Coop

Tracie A. Coop

Secretary of Artio Global Investment Funds

Secretary of Artio Select Opportunities Fund, Inc.

Mr. Jeff Long

March 22, 2013

EXHIBIT

[Artio Global Funds Letterhead]

March 22, 2013

VIA EDGAR CORRESPONDENCE

Mr. Jeff Long

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 200549

Re: Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)

Artio International Equity Fund II (“International Equity Fund II”)

Artio Total Return Bond Fund (“Total Return Bond Fund”),

Artio Global High Income Fund (“Global High Income Fund”); and

Artio Local Emerging Markets Debt Fund (“Local Emerging Markets Debt Fund”)

--- File nos. 33-47507, 811-6652

and

Artio Select Opportunities Fund Inc. (the “Select Opportunities Fund”)

--- File Nos. 333-111901, 811-6017

Dear Mr. Long:

In connection with a response being made on behalf of the Trust and the Global Equity Fund (each a “Registrant” and together the “Registrants”) to comments you provided via telephone on February 21, 2013, the Registrants hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the shareholder report;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the shareholder report reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the shareholder report; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Mr. Jeff Long

March 22, 2013

Please contact me at (212) 297-3799 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Timothy Clemens

Timothy Clemens

Chief Financial Officer of Artio Global Investment Funds

Chief Financial Officer of Artio Select Opportunities Fund, Inc.